DENMARK

Bancshares, Inc.

2002 ANNUAL REPORT

TABLE OF CONTENTS

Selected Financial Data	2
President's Letter	3
Independent Auditors' Report	3
Consolidated Financial Statements	4
Notes to Consolidated Financial Statements	8
Management's Discussion and Analysis	22
Quarterly Financial Information	40

Denmark Bancshares, Inc. ("Company"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank, the Company's subsidiary bank, offers five full service banking offices located in the Villages of Denmark, Bellevue, Maribel, Reedsville and Whitelaw, serving primarily Brown, Kewaunee and Manitowoc Counties. The Company also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation and sells a full line of insurance products through its subsidiary McDonald-Zeamer Insurance Agency, Inc.

PRESIDENT'S LETTER

To Our Shareholders and Friends:

We are pleased to present the 2002 Annual Report of Denmark Bancshares, Inc. Your Company enjoyed another successful year with record earnings, as well as shareholders' equity.

Our semi-annual dividend of $5.75 per share to shareholders of record December 10, 2002, payable January 3, 2003, represented a 2 1/4% increase over the last semi-annual dividend and a 4 1/2% increase over the dividend paid in January 2002, adjusted for the stock split.

On behalf of your independent and locally owned Bank, I would like to recognize, with gratitude, the leadership of our directors, the support of our shareholders and customers, and finally the loyalty, hard work and dedication of our employees. We are committed to shareholder value through profitable growth, improved credit quality, balance sheet integrity and a strong capital base, which gives the flexibility to take advantage of opportunities.

Sincerely,

Darrell R. Lemmens

Chairman of the Board

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS

DENMARK BANCSHARES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated statements of financial condition of Denmark Bancshares, Inc. and subsidiaries as of December 31, 2002, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Denmark Bancshares, Inc. and subsidiaries as of December 31, 2002, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

WILLIAMS YOUNG, LLC

Madison, Wisconsin

February 6, 2003

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,

ASSETS

Assets	2002	2001	2000
Cash and due from banks	$11,710,003	$9,665,338	$7,393,322
Federal funds sold	12,297,000	20,856,000	5,328,000
Investment Securities			
Available-for-sale, at fair value	13,076,237	1,797,492	16,468,716
Held-to-maturity, at cost	37,909,811	36,025,522	26,577,783
Total Investment Securities	$50,986,048	$37,823,014	$43,046,499
Loans less allowance for credit losses of $5,417,920, $5,524,293 and $6,571,561, respectively	255,475,083	259,582,740	274,100,586
Loans held for sale	1,576,813	2,921,299	305,333
Premises and equipment, net	4,224,079	4,441,128	4,624,475
Accrued interest receivable	1,610,010	1,846,783	1,984,859
Other assets	8,273,965	9,237,511	8,516,313
TOTAL ASSETS	$346,153,001	$346,373,813	$345,299,387

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001	2000
Liabilities			
Deposits			
Noninterest-bearing	$31,234,875	$30,187,195	$33,635,248
Interest-bearing	226,728,670	222,500,477	211,986,055
Total Deposits	$257,963,545	$252,687,672	$245,621,303
Short-term borrowings	24,047,779	24,261,252	43,015,255
Accrued interest payable	854,800	1,094,675	1,878,957
Other liabilities	951,196	871,833	819,172
Long-term debt	26,186,097	34,087,019	22,092,487
Total Liabilities	$310,003,417	$313,002,451	$313,427,174
Stockholders' Equity			
Common stock, no par value, authorized 320,000 shares; issued 108,129, 109,202 and 109,568 shares, excludes 2,551 shares in treasury in 2002, 1,478 shares in 2001 and 1,112 shares in 2000	$8,906,475	$9,626,921	$9,871,263
Paid in capital	113,151	112,227	112,374
Retained earnings	27,113,719	23,623,187	21,967,386
Accumulated other comprehensive income			
Unrealized gains (losses) on securities	16,239	9,027	(78,810)
Total Stockholders' Equity	$36,149,584	$33,371,362	$31,872,213
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$346,153,001	$346,373,813	$345,299,387

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

	2002	2001	2000
Interest Income			
Loans including fees	$19,579,961	$22,900,839	$22,557,702
Investment securities:			
Taxable	141,439	367,236	1,016,306
Exempt from federal tax	2,020,919	1,830,834	1,593,468
Interest on federal funds sold	194,130	498,743	365,565
Other interest income	264,386	324,846	303,541
	$22,200,835	$25,922,498	$25,836,582
Interest Expense			
Deposits	$6,173,175	$10,365,040	$10,740,311
Short-term borrowings	690,959	1,505,923	3,321,426
Long-term debt	1,106,639	1,532,334	1,441,793
	$7,970,773	$13,403,297	$15,503,530
Net interest income	$14,230,062	$12,519,201	$10,333,052
Provision for Credit Losses	944,000	2,132,500	3,563,535
Net interest income after provision for credit losses	$13,286,062	$10,386,701	$6,769,517
Other Income			
Service fees and commissions	$934,855	$851,219	$765,164
Investment security gains	7,350	6,384	0
Loan sale gains	423,267	298,908	27,996
Other	341,241	273,928	249,383
	$1,706,713	$1,430,439	$1,042,543
Other Expense			
Salaries and employee benefits	$5,278,543	$5,044,857	$4,643,825
Occupancy expenses	843,148	897,328	816,042
Data processing expenses	550,417	522,540	550,613
Marketing expenses	246,294	208,552	254,270
Other operating expenses	1,533,424	1,545,688	1,191,676
	$8,451,826	$8,218,965	$7,456,426
Income before income taxes	$6,540,949	$3,598,175	$355,634
Income tax expense (benefit)	1,816,971	753,049	(389,661)
NET INCOME	$4,723,978	$2,845,126	$745,295
EARNINGS PER COMMON SHARE	$43.49	$26.00	$6.79

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock				Accumulated Other	
	Shares	Amount	Paid in Capital	Retained Earnings	Comprehensive Income	Total
Balance, December 31, 1999	109,814	$10,030,869	$110,984	$22,318,876	($339,355)	$32,121,374
Comprehensive income						
Net income				745,295		745,295
Other comprehensive income, net of tax						
Change in unrealized (loss) on securities available-for-sale, net of applicable deferred income tax benefit of $164,696					260,545	260,545
Total comprehensive income						$1,005,840
Cash dividends, $10.00 per share				(1,096,785)		(1,096,785)
Treasury stock sales	224	130,770	1,390			132,160
Treasury stock acquisitions	(470)	(290,376)				(290,376)
Balance, December 31, 2000	109,568	$9,871,263	$112,374	$21,967,386	($78,810)	$31,872,213
Comprehensive income						
Net income				2,845,126		2,845,126
Other comprehensive income, net of tax						
Change in unrealized gain on securities available-for-sale, net of applicable deferred income tax expense of $55,897					87,837	87,837
Total comprehensive income						$2,932,963
Cash dividend, $10.88 per share				(1,189,325)		(1,189,325)
Treasury stock sales	210	134,127	(147)			133,980
Treasury stock acquisitions	(576)	(378,469)				(378,469)
Balance, December 31, 2001	109,202	$9,626,921	$112,227	$23,623,187	$9,027	$33,371,362
Comprehensive income						
Net income				4,723,978		4,723,978
Other comprehensive income, net of tax						
Change in unrealized gain on securities available-for-sale, net of applicable deferred income tax expense of $4,682					7,212	7,212
Total comprehensive income						$4,731,190
Cash dividend, $11.38 per share				(1,233,446)		(1,233,446)
Treasury stock sales	188	122,874	924			123,798
Treasury stock acquisitions	(1,261)	(843,320)				(843,320)
BALANCE, DECEMBER 31, 2002	108,129	$8,906,475	$113,151	$27,113,719	$16,239	$36,149,584

The accompanying notes are an integral part of these financial statements.

6

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2002	2001	2000
Cash Flows from Operating Activities:			
Net income	$4,723,978	$2,845,126	$745,295
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	457,188	499,708	457,269
Provision for credit losses	944,000	2,132,500	3,563,535
Amortization of intangibles	206,811	258,823	219,513
Gain on sale of assets	(464,835)	(283,970)	(36,945)
Amortization of bond premium	11,440	14,579	16,225
Accretion of bond discount	(200,473)	(251,192)	(427,090)
Mortgage loans originated for sale	(37,498,243)	(29,287,258)	(1,474,595)
Proceeds from sale of mortgage loans	39,423,693	26,939,407	1,453,895
Decrease (increase) in interest receivable	236,773	138,076	(320,545)
(Decrease) increase in interest payable	(239,875)	(784,282)	541,390
Other, net	617,176	183,574	(1,326,420)
Net Cash Provided by Operating Activities	$8,217,633	$2,405,091	$3,411,527
Cash Flows from Investing Activities:			
Maturities of held-to-maturity securities	$1,787,350	$3,865,156	$1,595,166
Maturities and sales of available-for-sale securities	13,769,796	15,058,333	1,688,091
Purchases of held-to-maturity securities	(3,468,984)	(13,067,843)	(3,365,621)
Purchases of available-for-sale securities	(25,042,918)	(245,429)	0
Purchases of Federal Home Loan Bank stock	(155,800)	(195,800)	(357,400)
Federal funds sold, net	8,559,000	(15,528,000)	(1,823,000)
Proceeds from sale of foreclosed assets	1,394,173	813,081	1,245,481
Net decrease (increase) in loans made to customers	1,996,879	10,571,678	(25,934,522)
Capital expenditures	(242,182)	(316,361)	(970,817)
Net Cash (Used) Provided by Investing Activities	($1,402,686)	$954,815	($27,922,622)
Cash Flows from Financing Activities:			
Net increase in deposits	$5,275,873	$7,066,369	$33,687,648
Purchase of treasury stock	(843,320)	(378,469)	(290,376)
Sale of treasury stock	123,798	133,980	132,160
Dividends paid	(1,212,239)	(1,150,299)	(1,030,223)
Securities sold under repurchase agreements, net	0	(477,797)	477,797
Debt proceeds	46,909,514	66,649,439	12,780,512
Debt repayments	(55,023,908)	(72,931,113)	(23,357,049)
Net Cash (Used) Provided by Financing Activities	($4,770,282)	($1,087,890)	$22,400,469
Net increase (decrease) in cash and cash equivalents	$2,044,665	$2,272,016	($2,110,626)
Cash and cash equivalents, beginning	9,665,338	7,393,322	9,503,948
CASH AND CASH EQUIVALENTS, ENDING	$11,710,003	$9,665,338	$7,393,322
Noncash Investing Activities:			
Loans transferred to foreclosed properties	$1,009,081	$1,839,619	$1,350,256
Total decrease in unrealized loss on			
securities available-for-sale	($11,894)	($143,734)	($425,241)

The accompanying notes are an integral part of these financial statements.

7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT

ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank, Denmark Ag Credit Corporation and McDonald-Zeamer Insurance Agency, Inc. A majority of the Company's assets are held by Denmark State Bank.

Denmark State Bank, a wholly owned subsidiary of Denmark Bancshares, Inc., operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. is a wholly owned subsidiary of Denmark State Bank. The Company and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. The Company and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors' ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 3 and 5. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

Basis of Consolidation

The consolidated financial statements include the accounts of Denmark Bancshares, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates, such as allowance for credit losses and accounting for the impairment of loans, are discussed specifically in the following sections of this footnote.

Investment Securities

Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders' equity. As a result of the adjustment from amortized cost to fair value, stockholders' equity, net of applicable deferred income taxes, increased by $16,239, and $9,027 as of December 31, 2002 and 2001, respectively and decreased by $78,810 as of December 31, 2000. Debt securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the settlement date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

Loans

Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding. Loans held for sale are carried in the aggregate at lower of cost or fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance. Interest income is recognized in the same manner described above for nonaccrual loans.

Allowance for Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes to be adequate to absorb losses inherent in existing loans, based on evaluations of the collectibility and prior loss experience of loans. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, leases and commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $1,255,000, $599,345 and $847,300 and interest paid was $8,221,497, $14,202,928 and $14,978,902 for the years ended December 31, 2002, 2001 and 2000, respectively.

Other Real Estate Owned

Other real estate owned represents real estate of which the Company has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for loan losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $780,674, $1,129,506 and $119,449 at December 31, 2002, 2001 and 2000, respectively.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets.

Intangible Assets

Other intangibles are amortized on a straight-line basis generally over a period of up to 15 years. Intangible assets, net of accumulated amortization, included in Other Assets at December 31, 2002, 2001 and 2000 total $2,010,178, $2,216,989 and $2,475,812, respectively. Core deposit intangibles totaling $1,843,748 as of December 31, 2002, will be amortized over their remaining useful life of 9.5 years.

Income Taxes

Deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes in accordance with FAS 109.

Treasury Stock

Treasury stock is shown at cost, and consists of 2,551, 1,478 and 1,112 shares, with a cost of $1,429,820, $709,374 and $465,032 as of December 31, 2002, 2001 and 2000, respectively.

Stock Split

In March 2002, the Board of Directors authorized a two-for-one common stock split to be implemented by a stock dividend of one share for each share outstanding to shareholders of record on June 11, 2002, payable on July 1, 2002. Accordingly, outstanding shares of common stock were increased from 54,365 to 108,730 shares. Since the common stock has no par value, there was no increase in the common stock account. References in the consolidated financial statements and notes with regard to per share and related data have been retroactively adjusted to give effect to the transaction.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. The number of shares used in computing basic earnings per share is 108,626, 109,438 and 109,750 for the years ended December 31, 2002, 2001 and 2000, respectively.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Mortgage-backed securities	$1,522,577	$14,890	$0	$1,537,467
Other securities	260,025	0	0	260,025
	$1,782,602	$14,890	$0	$1,797,492

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$13,498,164	$0	($116,314)	$13,381,850
Mortgage-backed securities	3,084,800	7,941	(20,471)	3,072,270
Other securities	14,596	0	0	14,596
	$16,597,560	$7,941	($136,784)	$16,468,716

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$37,909,811	$2,171,304	($9)	$40,081,106
	$37,909,811	$2,171,304	($9)	$40,081,106

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$36,025,522	$899,722	($284,527)	$36,640,717
	$36,025,522	$899,722	($284,527)	$36,640,717

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$26,577,783	$932,316	($35,573)	$27,474,526
	$26,577,783	$932,316	($35,573)	$27,474,526

The amortized cost and estimated fair values of securities at December 31, 2002, by maturity were as follows:

	Securities Available-for-Sale		Securities Held-to-Maturity	
Amounts Maturing	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$11,000,000	$11,000,000	$1,509,183	$1,517,311
From one through five years	1,059,772	1,085,895	5,218,991	5,541,412
From five through ten years	49,682	50,342	4,449,893	4,951,413
After ten years	0	0	26,731,744	28,070,970
Other securities (no stated maturity)	940,000	940,000	0	0
	$13,049,454	$13,076,237	$37,909,811	$40,081,106

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments securities are allocated according to their put date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2001 available-for-sale securities were sold for total proceeds of $2,560,631. No securities were sold during 2002 and 2000. Gross realized gains totaled $3,659 and gross realized losses totaled $469 for 2001.

During 2002 and 2001 gross realized gains of $7,350 and $3,194, respectively, were included in earnings as a result of held-to-maturity securities being called. The amortized cost of these securities totaled $300,000 and $379,963 in 2002 and 2001, respectively. There were no dispositions of held to maturity securities during 2000.

As of December 31, 2002, the Company held an Oklahoma State Student Loan Taxable Revenue Bond with an amortized cost and market value of $5,000,000, which represents an investment greater than 10 percent of stockholders' equity.

Investment securities with an amortized cost of $129,400 and estimated fair value of $129,654, at December 31, 2002, were pledged to secure public deposits and for other purposes required or permitted by law.

Final loan maturities and rate sensitivity of the loan portfolio, excluding unsecured loans, at December 31, 2002, are as follows:

At December 31, 2002, loans with a maturity greater than one year with a variable interest rate totaled $3,395,186.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nonaccrual loans totaled $6,090,492, $6,983,459 and $8,145,519 at December 31, 2002, 2001 and 2000, respectively. The reduction in interest income associated with nonaccrual loans is as follows:

As of December 31, 2002, there were approximately $833,074 of commitments outstanding to complete construction in progress.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Time deposit accounts issued in amounts of $100,000 or more totaled $31,375,654, $30,202,649 and $27,471,867 at December 31, 2002, 2001 and 2000, respectively.

As of December 31, 2002, the Company had $41,065,961 of unused lines of credit with banks to be drawn upon as needed. Notes payable are secured by agricultural loans, Denmark State Bank and Denmark Ag Credit Corporation stock and have fixed and variable interest rates ranging from 1.68% to 3.66% as of December 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The notes payable to Federal Home Loan Bank of Chicago are secured by residential mortgages. AgriBank, FCB notes payable are secured by agricultural loans. Long-term debt has aggregate maturities for the five years 2003 through 2007 as follows: $2,006,413 in 2003, $6,946 in 2004, $7,522 in 2005, $113,147 in 2006 and $10,008,823 in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - INCOME TAXES

The provision for income taxes in the consolidated statement of income is as follows:

(In thousands)		2002	2001	2000
Current:	Federal	$927	$402	$712
	State	338	66	181
		$1,265	$468	$893
Deferred:	Federal	$489	$167	($1,018)
	State	63	118	(265)
		$552	$285	($1,283)
TOTAL PROVISION FOR INCOME TAXES		$1,817	$753	($390)

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:

	2002		2001		2000	
(In thousands)	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$2,224	34%	$1,223	34%	$121	34%
Increase (decrease) in tax resulting from:						
Tax-exempt income	(691)	(10)	(618)	(17)	(471)	(132)
State income tax, net of federal tax benefit	265	4	122	3	(56)	(16)
Other, net	19	0	26	1	16	4
APPLICABLE INCOME TAXES	$1,817	28%	$753	21%	($390)	(110%)

Other assets in the accompanying statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:

	2002	2001	2000
(In thousands)			
Deferred tax assets:			
Allowance for credit losses	$1,912	$2,157	$2,612
Alternative minimum tax	29	274	0
Unrealized losses on available-for-sale securities	0	0	50
State tax net operating loss carryforward	178	148	120
Interest receivable on nonaccrual loans	87	151	219
Other	69	2	27
Gross deferred tax assets	$2,275	$2,732	$3,028
Valuation allowance	(178)	(148)	(120)
Total deferred tax assets	$2,097	$2,584	$2,908
Deferred tax liabilities:			
Accumulated depreciation on fixed assets	$148	$161	$154
State income taxes	117	138	178
FHLB stock dividends received	227	130	82
Unrealized gains on available-for-sale securities	11	6	0
Accretion	4	3	6
Total deferred tax liabilities	$507	$438	$420
NET DEFERRED TAX ASSET	$1,590	$2,146	$2,488

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan and a money purchase pension plan. The plans essentially cover all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

    The Company will contribute 50% of each employee contribution up to a maximum Company contribution of 2%. Employee contributions above 4% do not receive any matching contribution.

    The Company may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 3% for 2002, 2001 and 2000.

In addition, the money purchase plan generally provides for employer contributions of 5% in 2002, 2001 and 2000, of each participant's compensation.

The Company provides no post retirement benefits to employees except for the 401(k) profit sharing plan and the money purchase pension plan discussed above which are currently funded. The Company expensed contributions of $374,843, $338,686 and $322,358 for the years 2002, 2001 and 2000, respectively.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF - BALANCE SHEET RISK

The Company and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement the Company and its subsidiaries have in particular classes of financial instruments.

The exposure of the Company and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. The Company and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. The Company and its subsidiaries require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2002, variable rate commitments totaled $8,751,858.

Standby letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, the bank honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

The Company maintains deposits at other financial institutions. These deposits are insured by the Federal Deposit Insurance Corporation up to $100,000. The balance in excess of the insured amount as of December 31, 2002, was approximately $3,232,000. Federal funds sold to correspondent banks are not insured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - RELATED PARTY TRANSACTIONS

At December 31, 2002, 2001 and 2000 certain Company subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to the Company and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers. Other changes reflect the retirement of an insider.

NOTE 12 - PARENT COMPANY ONLY INFORMATION

Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. for the years 2002, 2001 and 2000. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, the company adopted an Employee Stock Purchase Plan. All company employees, except executive officers and members of the board of directors, are afforded the right to purchase a maximum number of shares set from time to time by the board of directors. Rights granted must be exercised during a one-month purchase period prescribed by the board. Typically rights have been approved in December with the purchase period falling in the next year. Rights are exercised at fair market value. A recap of plan activity is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For cash and short-term investments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

For securities held for investment purposes and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings

Rates currently available to the bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 13, 2002, Denmark State Bank ("Bank"), the Company's primary subsidiary, entered into a Memorandum of Understanding ("MOU") with the FDIC and with the State of Wisconsin Department of Financial Institutions, Division of Banking. The MOU is an informal administrative action designed to guide the Bank in its corrective efforts. The MOU was requested by the FDIC following a regularly scheduled examination of the Bank as of September 30, 2001. The Bank complied with all of the requirements of the MOU and effective October 17, 2002, the MOU was terminated by the FDIC and the Division of Banking.

NOTE 16 - RESTATED FINANCIAL STATEMENTS

During 2001, the Company's largest subsidiary, Denmark State Bank (Bank) changed its methodology for calculating the allowance for credit losses to reflect the allowance for credit losses in accordance with a Federal Financial Institutions Examination Council (FFIEC) Interagency Policy Statement on Allowance for Loan and Lease Losses (ALLL), issued July, 2001. The Company's management, with the concurrence of federal regulators, chose to adopt this methodology for determining the adequacy of the allowance for credit losses retroactively to the year ended December 31, 2000, resulting in a restatement of the financial statements as of December 31, 2000, from those originally reported. The effect of this restatement of the allowance for credit losses is summarized below:

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("Company"), is intended as a review of significant factors affecting the Company's consolidated results of operations during the three-year period ended December 31, 2002, and the Company's consolidated financial condition at the end of each year during this period. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. The Company's subsidiaries are the Denmark State Bank ("Bank"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Company expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on the Company's future operating results. When relying on forward-looking statements to make decisions with respect to the Company, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and the Company assumes no obligation to update any forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following table sets forth certain items of income and expense as well as period-to-period percentage increases (decreases) for the Company on a consolidated basis during the most recent three fiscal years:

Earnings Performance

The Company achieved record net income of $4,723,978 in 2002. This represents an increase of $1,878,852 or 66.0% compared to 2001 earnings. The increase in net income is primarily attributable to higher net interest income, a decrease in the provision for loan losses and higher noninterest income. Net interest income increased by $1,710,861 primarily as a result of a higher net interest spread. The provision for loan losses decreased by $1,188,500 for the reasons discussed below under Financial Condition - Allowance For Credit Losses. Noninterest income increased by $276,274 or 19.4% higher than 2001. These items more than offset higher noninterest expense, which increased by $232,861, and higher income tax expense, which increased by $1,063,922. The increase in noninterest expenses is primarily attributable to increases in salaries and employee benefits expense which increased $233,686 or 4.6% higher than 2001.

The increase in net income in 2002 followed an increase of $2,099,831 in 2001 compared to 2000. The increase in net income was primarily attributable to higher net interest income which increased by $2,186,149 and a decrease of $1,431,035 in the provision for loan losses. The net interest spread was 3.41% during 2001 compared to 2.70% during 2000. Higher noninterest income also contributed to the improved performance during 2001 compared to the prior year. Noninterest income increased by $387,896 or 37.2% higher than 2000. This increase was primarily the result of gains on sales of loans. These items more than offset higher noninterest expense, which increased by $762,539 and higher income tax expense, which increased by $1,142,710. The increase in noninterest expenses was primarily attributable to increases in salaries and employee benefits expense which increased $401,032 or 8.6% higher than 2000, and higher other operating expenses which increased by $308,294 or 21.3% higher than 2000.

On a per share basis, net income was $43.49 in 2002 compared with $26.00 in 2001 and $6.79 in 2000. Return on average assets for the Company was 1.39% in 2002 compared to .83% in 2001 and .22% in 2000. Return on average equity in 2002 was 13.52% compared to 8.66% and 2.25% in 2001 and 2000, respectively.

Net Interest Income

Net interest income is the largest component of the Company's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest-bearing liabilities outstanding. Net interest income in the following discussion has been adjusted to a taxable equivalent level (tax-exempt interest has been increased to a level that would yield the same after-tax income had that income been subject to tax at a 34% tax rate) and therefore differs from the amount reported in the Consolidated Statements of Income.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net interest income on a taxable equivalent basis increased 13.4% or $1,807,331 from 2001 to 2002. The increase is primarily attributable to a higher net interest spread, which increased from 3.41% during 2001 to 4.28% during 2002. Net interest income spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The yield on earning assets fell by 96 basis points from 8.13% to 7.17% while the cost of funds decreased by 183 basis points from 4.72% to 2.89% resulting in an increase in net interest spread of 87 basis points. The net interest spread was 4.50% in the first quarter of 2002 and narrowed to 3.97% in the fourth quarter. Management expects the interest rate spread will narrow further during 2003 as the Company prices loan rates more aggressively in an effort to increase the loan portfolio size.

As indicated in the tables presented on the following pages, changes in the volume and mix of earning assets and interest-bearing liabilities contributed $0.1 million to net interest income for 2002 compared to 2001, while changes in rates added $1.7 million for a total increase of $1.8 million. Average earning assets decreased by $6.5 million or 2.0% during 2002 compared to 2001. Average interest-bearing liabilities decreased by $8.3 million or 2.9% during 2002.

Net interest income increased 20.7% or $2,310,504 from 2000 to 2001. The increase was primarily attributable to a higher net interest spread, which increased from 2.70% during 2000 to 3.41% during 2001. Management attributed the increase in net interest spread to the decline in market interest rates during 2001. Beginning on January 3, 2001, and ending on December 11, 2001, the Federal Reserve lowered the federal funds rate eleven times for a total reduction of 475 basis points. As a result, banks also lowered the prime rate of interest from 9.50% to 4.75% during the same time period. The Company's net interest spread improved during that rate environment because many of the Company's interest-bearing liabilities, including money market accounts, notes payable and certain FHLB advances, repriced almost immediately. Conversely, since the Company had few loans tied to prime, the loan portfolio did not reprice as quickly.

Average earning assets increased by $10.6 million or 3.3% during 2001 compared to 2000. This increase generated $1.1 million of additional interest income. Average interest-bearing liabilities increased by $8.5 million or 3.1% during 2001. This increase in the volume of interest-bearing liabilities resulted in an increase to interest expense totaling $0.5 million. The net increase to interest income attributed to the increased volume and mix of earning assets and interest-bearing liabilities was $.6 million.

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates. Changes that are not due solely to volume or rate have been allocated to rate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:

  Nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.

  The yield on tax-exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 34%.

  Securities are shown at amortized cost.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Noninterest Income

Total noninterest income was $1,706,713, an increase of $276,274 or 19.4% in 2002. The increase is primarily the result of higher gains from the sale of loans, which increased by $124,359. The Bank sold $39.4 million of residential real estate loans to the secondary mortgage market during 2002 compared to $26.9 million during the previous year. Mortgage refinancing activity was robust for the second consecutive year as long-term fixed mortgage rates fell by an average of 75 to 125 basis points during 2002. The Bank implemented service charge increases during the third quarter of 2001 and as a result overdraft fees and service charges on deposit accounts increased by $67,884 during 2002 compared to 2001. Commissions from insurance sales increased by $29,479. ATM and check card fees increased $14,257. Appraisal fees increased by $11,000 during 2002 compared to the previous year.

Noninterest income increased by $387,896 in 2001 compared to 2000. The increase was primarily the result of higher gains from the sales of loans, which increased by $270,912. Appraisal fees were $33,800 higher during 2001 compared to the previous year. Commissions from insurance sales increased by $83,786 during 2001 compared to the previous year. The higher commissions were mostly attributable to bonuses received based on volume and loss experience from prior years. The Bank implemented service charge increases during the third quarter of 2001 and as a result overdraft fees increased $54,646 compared to 2000. Brokerage fees and commissions from the sales of common stocks, mutual funds and annuities decreased by $57,773 during 2001 compared to 2000. Management attributes the decline to the volatility in the equity markets and a slowing economy, which combined to curtail investment activity.

The following table sets forth certain items of noninterest income:

Noninterest Expense

Salaries and employee benefits expense increased $233,686 or 4.6% in 2002. The increase is primarily attributable to an increase of $154,300 or 4.3% in salaries. The average number of full-time equivalent employees was 88 and 90 for the years ended December 31, 2002 and 2001, respectively. Occupancy expenses decreased by $54,180 primarily as a result of lower depreciation expense which fell $42,520. Data processing expenses increased by $27,877 or 5.2% as a result of additional fees incurred for internet banking and bill payment services that were offered beginning the second quarter of 2002. Marketing expenses increased by $37,472 or 17.7%. Additional marketing expenses were incurred to promote the use of internet banking and on-line bill payment services. Professional fees were $183,062 in 2002 compared to $142,681 in 2001, an increase of $40,381. Professional fees include expenditures for legal, audit, tax and appraisal services. The increase is attributable to additional legal expenses incurred to collect delinquent loans, for services regarding the stock split and amendment to the articles of incorporation, and higher legal and audit fees incurred in connection with the MOU. FDIC deposit insurance assessment expenses increased by $33,881 as a result of the MOU in effect during 2002. Decreases in expenses on properties held as other real estate and a reduction in amortization of intangibles partially offset these increases in noninterest expense. Expenses associated with other real estate totaled $60,463, a decrease of $109,332 compared to 2001. These costs consisted primarily of insurance expenses, repairs and real estate taxes. Amortization of intangibles decreased by $52,012. During 2001, McDonald reduced goodwill associated with the previous purchases of insurance agencies by $62,914.

The Company has begun construction of a new office building located in Denmark. The building, which will be completed in the third quarter of 2003 at estimated cost of $1 million, will have approximately 5,000 square feet of office space. The building will be occupied by the investment and travel club staff employees of the Bank and by the insurance staff of McDonald. Bank employees will occupy the building currently occupied by McDonald. This new office building will result in increased occupancy expenses for the Company.

During 2001, salaries and employee benefits expense increased $401,032 or 8.6%. The increase was primarily attributable to an increase of $217,371 in salaries and higher insurance benefits which increased by $150,118. Occupancy expenses increased by $81,286 primarily as a result of higher depreciation expense which rose $51,510. Other operating expenses increased $308,294 or 21.3% in 2001. The Bank incurred $169,795 of expenses to repair and maintain properties acquired and held as other real estate during 2001. Professional fees were $142,681 in 2001 compared to $57,749 in 2000, an increase of $84,932. The increase was attributable to additional legal expenses incurred to collect delinquent loans and higher legal and audit fees incurred in connection with the restatement of the December 31, 2000, financial statements. The amortization of intangibles increased by $39,310 in 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The efficiency ratios (total noninterest expense divided by the sum of net interest income on a fully taxable equivalent basis and noninterest income excluding securities gains or losses) were 49.8%, 55.1% and 61.1% for the years ended December 31, 2002, 2001 and 2000, respectively.

The following table sets forth certain items of noninterest expense:

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of the Company on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

Total assets at December 31, 2002, were $346.2 million. This represents a decrease of $.2 million, or 0.1% less than year-end 2001. Federal funds sold decreased by $8.6 million. The Bank purchased $11 million of short-term taxable municipals that were yielding about 25 basis points more than federal funds sold. Management attributes the lack of growth to several factors. During 2002, the Bank sold a record $39.4 million of fixed rate residential loans to the secondary mortgage market. Additionally, management was stressing credit quality and concentrating its efforts on collecting delinquent loans. The local economic conditions during 2002 further contributed to the lack of loan growth. The general economic climate, other than housing, could be characterized as slow. Also, the agricultural economy has been hampered by low milk prices.

At December 31, 2001, total assets increased by $1.1 million or 0.3% higher than the previous year-end. Total loans declined by $12.9 million or 4.6% lower than the previous year-end. The decrease in loans was primarily attributable to the sale of $26.6 million of fixed-rate residential loans to the secondary mortgage market. Available-for-sale investment securities declined by $14.7 million compared with the previous year-end. During 2001, $13.5 million of U.S. Government agency securities were called. The proceeds were used primarily to increase the tax-exempt (classified as held-to-maturity) securities portfolio in order to reduce taxable income. Federal funds sold increased by $15.5 million primarily as a result of the liquidity provided by the sale of loans. Total deposits increased by $7.1 million or 2.9% higher than the previous year-end. The deposit growth, combined with the decline in the loan portfolio, allowed the Company to reduce other borrowings by $6.8 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Investments

Investment balances in various categories at the end of each of the last three years were as follows:

Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

At December 31, 2002, the carrying value of investment securities totaled $51.0 million, an increase of $13.2 million, or 34.8% higher than year-end 2001. The Bank held $11 million in short-term taxable municipal securities at year-end. The securities, yielding 1.5%, were purchased as an alternative to short-term federal funds sold, which were yielding 1.25% at year-end. The U.S. Government agencies as of year-end 2000 consisted of callable securities, which were called prior to maturity because of the lower short-term interest rates prevailing during 2001. The municipal securities portfolio increased by $9.4 million during 2001 in order to increase tax-exempt income. The securities purchased consisted of general obligation and revenue bonds with a minimum A rating (except for non-rated Wisconsin municipalities) with 15 to 17 year final maturities. These securities provided favorable tax equivalent yields compared to the yields on taxable securities. The carrying value at December 31, 2002, includes $26,783 of net unrealized gains on available-for-sale securities compared to $14,890 of net unrealized gains at year-end 2001. The net unrealized gains of the held-to-maturity securities amounted to $2,171,295 as of December 31, 2002, compared to $615,195 at year-end in 2001.

The following table shows the maturities of investment securities at December 31, 2002, and the weighted average yields of such securities:

Yields on tax-exempt securities have been computed on a fully taxable equivalent basis, assuming a Federal income tax rate of 34%. See Note 8 - Income Taxes in the Notes To Consolidated Financial Statements for information concerning the effect of tax-exempt income on the Company's effective tax rate and the amount of applicable income taxes reported. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Money market mutual funds classified as other securities have been included in "Due in one year or less" in the table above. The average maturity of the portfolio was 10.8 years as of December 31, 2002, compared to 10.9 years and 6.5 years at year-end in 2001 and 2000, respectively. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table shows the average balance and tax equivalent yield for each of the last three years:

The average tax equivalent yield declined during each of the last two years for nontaxable securities as higher yielding securities that matured or were called were replaced with lower yielding securities of substantially the same quality. The Company has increased the nontaxable investment portfolio during the last three years in order to take advantage of higher after tax yields available and to minimize income taxes.

Loans

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type at the end of the last three years:

The following table sets forth the maturities of various categories of loans (excluding loans held-for-sale) by primary collateral at December 31, 2002:

At December 31, 2002, loans with a maturity greater than one year with a variable interest rate totaled $3,395,186.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Loans secured by residential mortgages totaling $108.7 million or 41.7% of total loans represent the Company's largest single category of loans. These loans are substantially all fixed rate loans with original terms of one, three and five years. At the end of the original term the notes are renewed, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates.

During the past two years, borrowers have increasingly chosen to lock in rates for fifteen or thirty years to take advantage of the historically low mortgage rates. These fixed-rate loans are originated and sold by the Bank to the secondary mortgage market. This has resulted in a declining residential real estate portfolio held by the Company.

At December 31, 2002, $62.6 million or 24% of the Company's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Most of these notes are written on a one-year basis, which allows the Company to review credit information and collateral values annually to ensure continued loan quality.

The Company does not make unsecured loans other than credit card advances, which aggregated $645,864 or .25% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $347,496 or .13% of total loans outstanding and deposit account overdrafts totaling $88,892 at December 31, 2002.

The following table shows nonaccrual loans by primary collateral as of the end of each of the last three years:

Approximately 78% or $4.7 million, of the total nonaccrual loans at December 31, 2002, are secured by real estate. Management considers these loans adequately secured. Business assets secure approximately 16% or $1.0 million, of the total nonaccrual loans at year-end. Of the nonaccrual loans secured by business assets, $385,013 are secured by equipment used in logging and lumber businesses, and $291,861 are secured by trucking equipment. These loans are marginally secured and management expects some charge-offs to occur in 2003. The Bank has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end.

The Company has no accruing loans that are past due 90 days or more. The Bank's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

Restructured loans at December 31, 2002, were $1,027,966 compared to $886,617 and $3,507,825 as of year-end 2001 and 2000, respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period. Restructured loans declined at year-end 2001 compared to the previous year-end because a $1.8 million loan previously considered restructured is performing as agreed since the second quarter of 1999 and is paying a market rate and consequently is no longer considered restructured, and a $1.0 million loan was transferred to other real estate owned during 2001.

Potential problem loans totaled $13,898,552 as of December 31, 2002. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that the Company expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Other real estate owned, which is included in other assets, totaled $780,674, $1,129,506, and $119,449 at December 31, 2002, 2001 and 2000, respectively. The other real estate held at December 31, 2002, consisted of three residential properties totaling $432,884 and three commercial properties totaling $347,790 acquired in satisfaction of loans.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

  Includes impaired loans of $3,158,831, $3,838,623 and $6,546,199 as of December 31, 2002, 2001 and 2000, respectively.

  Excludes restructured loans of $1,027,966, $866,617 and $1,750,072 as of the years ended December 31, 2002, 2001 and 2000, respectively, which are included with nonaccrual loans.

See Note 11 - Related Party Transactions in the Notes To Consolidated Financial Statements for information concerning aggregate loans to related parties.

Allowance For Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. The evaluations take into consideration a number of factors, including the Bank's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. The Company applies risk factor percentages to certain categories of loans to estimate an adequate allowance for loan losses. Impaired loans are evaluated individually to determine an allowance related to those loans. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 2002, the Company's investment in impaired loans totaled $3,676,944 compared to $4,475,345 one year earlier. The reduction in impaired loans at year-end is primarily the result of charging-off $1.0 million of these loans and transferring $.3 million to other real estate during 2002. The impaired loans required a related allowance for credit losses of $320,670 at December 31, 2002. Impaired loans are measured at the estimated fair value of the collateral.

In 2002 the Company's provision for credit losses was $944,000 compared to $2,132,500 and $3,563,535 during 2001 and 2000, respectively. Net charge-offs were $1,050,373 for the year ended December 31, 2002, compared to net charge-offs of $3,179,768 and $274,786 for the years ended 2000 and 1999, respectively. The ratio of allowance for credit losses to total loans was 2.06% at December 31, 2002, representing no change from the previous year-end. The net decrease to the allowance was $106,373 or 1.9% lower than year-end 2001. Although the allowance for losses declined at year-end because net-charge-offs exceeded the provision for loan losses, the allowance for losses was deemed adequate because total loans outstanding (excluding loans held for sale) declined by $4.2 million, the portion of the allowance required for impaired loans fell by $.4 million and the volume of nonaccrual and past due loans declined compared to the previous year-end. In determining the adequacy of the allowance for losses at year-end the Company utilized the same risk factor percentages for loans other than agricultural loans and impaired loans that it used at December 31, 2001. The risk factors for agricultural real estate loans and other agricultural loans were slightly increased because of the potential for increased risk as a result of the prolonged drop in the price of milk.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.87% at December 31, 2002, compared to 4.27% and 3.99% at December 31, 2001 and 2000, respectively.

The Company's portfolio is heavily concentrated in the Bank's three-county primary service area and would be subject to fluctuations in local economic conditions. The Company does have a concentration of agricultural-related loans amounting to approximately 24.0% of total loans as of December 31, 2002. The factors that influence the agricultural economy are complex and difficult to predict. The prices paid to dairy farmers for milk have fluctuated significantly during the last three years. Management believes these price fluctuations are cyclical and underwriting practices have taken these fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $1,613,587 at December 31, 2002. This represents .62% of total loans outstanding and 15.9% of the Company's total past due loans. During 2002 there were $149,745 of net charge-offs on loans considered agricultural-related compared to $5,590 of net recoveries during 2001. Management does not believe that these risks associated with the Company's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2002, of $5,417,920 (equal to 2.06% of the total loans) is adequate to cover credit risks in the loan portfolio.

Changes in the allowance for credit losses in each of the three most recent years were as follows:

MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2002 the Company's ratio of charge-off loans to average loans outstanding was .49% compared to 1.17% and .11% during 2001 and 2000, respectively. The charge-offs during 2002 include $182,000 of loans secured by a restaurant. The remaining balance of loans to this borrower totaled $380,473 as of December 31, 2002. These loans are included in the impaired and nonaccrual loan totals at year-end and foreclosure proceedings have commenced. The 2002 charge-offs also include $368,949 attributable to three borrowers that derived their income from the sale of used automobiles and parts.

The charge-offs during 2001 included $2.2 million attributable to four borrowers that derived their income from the sale of used automobiles and parts. Weaknesses in the Bank's floor plan lending procedures combined with apparent fraud on the part of the borrowers contributed to the losses. Assets subject to security interests were sold without a corresponding reduction of the loans. The Company does not expect future recoveries from these borrowers. The 2001 charge-offs also included $346,000 of a loan to a real estate developer. During 2002, the borrower provided additional collateral in the form of undeveloped residential lots and recoveries totaling $148,884 were recorded when lots were sold. Management expects to recover the remaining charge-off when additional lots are sold.

Deposits

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

At December 31, 2002, total deposits were $257,963,545, an increase of $5,275,873 or 2.1% compared to December 31, 2001. The increase in savings accounts resulted primarily from depositors that shifted funds from money market accounts to avoid service charges after the minimum balance required on money market accounts was increased. The combined balances of money market and passbook savings accounts increased $.9 million or 1.1% at year-end while certificates of deposit increased by $2.2 million or 1.7%. Management did not aggressively seek deposits during 2002 because of the lack of need for funds due to the lack of loan growth. The Bank continues to face strong competition for core deposits in all of its market areas.

Total deposits increased $7,066,369 or 2.9% at December 31, 2001, compared to year-end 2000. The decrease in non-interest bearing deposits was primarily attributable to a business depositor whose balance at year-end was $3.2 million lower than the previous year-end. The combined balances of money market and passbook savings accounts increased $8.9 million or 12.7% at year-end 2001 compared to the previous year-end. Management attributed the growth in liquid savings accounts during 2001 and the flatness of growth in certificates of deposit to the low interest rate environment.

The following table shows, as of December 31, 2002, the maturities of time certificates of deposit in amounts of $100,000 or more and other time deposits in amounts of $100,000 or more:

MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Borrowed Funds

The following sets forth information concerning other borrowed funds for the Company during each of the last three years:

The Company utilizes a variety of short-term and long-term borrowings as a source of funds for the Company's lending and investment activities and for general business purposes. The Company has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Federal Home Loan Bank (FHLB) advances and notes payable to banks consist of secured borrowing under existing lines of credit. At December 31, 2002, the Company had $91.2 million of established lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2002, DACC had established lines of credit of $35 million of which $21.4 million were drawn in the form of short-term notes payable and $2.1 million in long-term notes payable.

Deposit growth during the last two years, combined with the decline in total loans, allowed the Bank to reduce borrowings from the FHLB during the last two years. The total of short and long-term advances decreased by $6.0 million from $32.0 million at December 31, 2001, to $24.0 million at year-end. This followed a decrease of $6.3 million from $38.3 million at year-end 2000 to $32 million as of year-end 2001.

During 2002, the Company replaced maturing FHLB advances with five-year fixed-rate borrowings because of the low interest rate environment and the expectation for higher rates.

Note 7 - Long-Term Debt of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Stockholders' Equity

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated banks must meet a minimum leverage ratio of at least 3%, while lower rated banks must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses. The table set forth below describes the ratios of the Company as of the end of the three most recent years, and the applicable regulatory requirements.

The Company's core and risk-based capital ratios are well above the minimum levels.

Stockholders' equity at December 31, 2002, increased 8.3% to $36,149,584 or $334 per share, compared with $33,371,362 or $306 per share one year ago. Cash dividends declared in 2002 were $11.38 per share compared with $10.88 and $10.00, in 2001 and 2000, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 26.1%, 41.8% and 147.2% in 2002, 2001 and 2000, respectively.

The ability of the Company to pay dividends on the Common Stock is largely dependent upon the ability of the Bank to pay dividends on the stock held by the Company. The Bank's ability to pay dividends is restricted by both state and federal laws and regulations. The Bank is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. Note 15 - Regulatory Matters of the Notes To Consolidated Financial Statements contains information concerning capital ratios of the Bank.

Management believes that 2002 earnings of the Bank will be sufficient to pay dividends to the Company. The Company could also receive dividends from DACC. DACC has paid $600,000 in dividends to the Company during each of the last two years. DACC had net income of $764,764, $741,406 and $628,231 for the years ended December 31, 2002, 2001 and 2000, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2002, was 20.3%. DACC has the earnings and capital strength to provide additional dividends to the Company.

Liquidity

Liquidity refers to the ability of the Company to generate adequate amounts of cash to meet the Company's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2002, net cash provided by operating activities amounting to $8.2 million, the net decrease in federal funds sold totaling $8.6 million and the increase in deposits amounting to $5.3 million, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $13.1 million increase in investment securities and the net decrease in other borrowings of $8.1 million were the major uses of cash during 2002.

During 2001 the major sources of funds were loan repayments, net cash provided by operating activities of $2.4 million, a $5.6 million decrease in investment securities, a $10.6 million decrease in loans and an increase in deposits amounting to $7.1 million. The increase in federal funds sold of $15.5 million and the net decrease in other borrowings of $6.8 million were the major uses of cash during 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Bank maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. The Bank also has the ability to borrow approximately $18 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of the Bank was 88.0%, 92.0% and 100.2% at December 31, 2002, 2001 and 2000, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

In order to increase available funding sources the Bank is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2002, the amount owed to the Federal Home Loan Bank was $24.0 million. The borrowings are secured by residential mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of the residential loans held by the Bank and by the amount of common stock of FHLB of Chicago purchased by the Bank. The maximum amount of collateral that can be pledged to FHLB by the Bank is limited by state law to four times capital. The Bank could borrow an additional $26.2 million from the FHLB based on its $3.1 million investment in FHLB common stock and eligible collateral. The Bank also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2002 the Bank sold $39.4 million of residential loans to the secondary mortgage market.

Other sources of liquidity for the Company consist of established lines of credit by DACC and by the parent company. As of December 31, 2002, DACC has unused lines of credit of $11.4 million and the parent company has an available line of credit of $3.4 million. See Note 10 - Financial Instruments with Off-Balance Sheet Risk in the Notes To Consolidated Financial Statements for a discussion of the Company's commitments to extend credit. Management believes the Company's liquidity position as of December 31, 2002, is adequate under current economic conditions.

Quantitative and Qualitative Disclosures About Market Risk

The Company's principal market risk exposure is interest rate risk. The objectives of the Company's interest rate risk management are to minimize the adverse effects of changing interest rates on the earnings of the Company while maintaining adequate liquidity and optimizing net interest margin. Interest rate risk is managed by maintaining an acceptable matching of the Company's asset and liability maturity and repricing periods, thus controlling and limiting the level of earnings volatility arising from rate movements. The Company does not hold any assets or liabilities for trading purposes.

The Company's interest rate risk is limited by the short-term nature of the loan portfolio and by the short maturity structure of the time deposits. The Company's investment securities portfolio and long-term debt instruments contain more interest rate risk because of their long-term structure. During periods of an upward-sloping yield curve, management has purchased longer-term securities to take advantage of the higher yields. The held-to-maturity portion of the investment portfolio contains municipal securities with maturities as long as seventeen years and consequently is subject to greater market value volatility during periods of rising or falling interest rates. The excess of market value over cost mitigates the current risk of the held-to-maturity portfolio and the held-to-maturity portfolio represents only 11.0% of total assets at year-end.

The Bank's Interest Rate Risk Management Committee monitors rate sensitive assets and liabilities and develops appropriate strategies and pricing policies. The committee, which meets monthly, consists of at least three members of senior management. The committee operates under quantifiable financial guidelines measuring interest rate risk as approved by the Bank's Board of Directors in the Interest Rate Risk Management Policy. The committee reports to the Board of Directors on a quarterly basis. The committee relies on, among other things, modeling simulations to project the potential effect of various rate scenarios on net interest income.

The tables on the following page show the behavior of the Company's interest margin as rates move up and down using a technique known as rate shock. It simulates ramping rate changes over the next twelve months and the reinvestment of maturing cash flows and repricing of both earning assets and interest-bearing liabilities. In order to simulate activity, maturing balances are replaced with new balances at the new rate level and repricing balances are adjusted to the new rate shock level. The interest is recalculated for each level along with the new average yield. Net interest margin is then calculated and margin risk profile is developed.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes results of simulations as of the end of the two most recent years:

The computations of the forecasted effects of hypothetical interest rate changes on projected net interest income are based on numerous assumptions. The calculations assume a constant yield curve and do not take into account any loan prepayments in the event of a decline in interest rates. The computed forecasted effects should not be relied upon as indicative of actual future results. Further, the computations assume the Interest Rate Risk Management Committee takes no action in response to changes in interest rates.

Management also measures the Company's exposure to interest rate risk by computing the estimated rate shocked economic value of equity. Under this technique the components of the balance sheet are marked-to-market to compute the market value of equity. It is similar to a liquidation value assuming all of the assets are sold at fair market value and all of the liabilities are paid off at fair market value. The market value volatility is a function of term. The longer the maturity term, the greater the volatility (risk). Balances with very short terms have little market value risk, while long-term balances, such as those contained in the Bank's investment portfolio, have much greater market value risk.

Market value calculations are complex and require good cash flow information in order to be precise. The simulation model that the Company utilizes approximates the average life of earning assets and interest-bearing liabilities; therefore, the resulting market value computations are estimates. The average life calculations are then used as a proxy for duration. Duration is defined as the percent change in market value (price) of a financial instrument for every 100 basis point change in interest rates. Using this technique, the approximate market values for the major balance sheet categories are calculated for various rate changes. The market value of equity is equal to the market value of assets minus the market value of liabilities.

The following table presents the Company's projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

MANAGEMENT'S DISCUSSION AND ANALYSIS

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2002, the Company's estimated changes in the market value of equity are within limitations established by the Company's Board of Directors. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in theses calculations.

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2002:

Mortgage backed securities are allocated according to their expected prepayments rather than their contractual maturities. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months.

The above gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning assets less total interest-bearing liabilities available for repricing during a given time interval. A positive gap exists when total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that the Company's critical accounting policies are those relating to the allowance for loan losses and intangible assets.

Allowance for Loan Losses ("ALLL"). The allowance for credit losses is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that the Company will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions".

The Bank's Board of Directors has approved a policy to provide management with a systematic methodology to determine an adequate allowance for loan losses. The loan portfolio is segmented and risk factor percentages are applied to the identified segments of the portfolio in conjunction with FAS 5.  In addition, certain loans are individually analyzed and an allowance amount calculated for each one of these loans, in conjunction with FAS 114.

This methodology includes a systematic loan grading system, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies, as an integral part of their examination process, and auditors, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions. Management evaluates the adequacy of the ALLL on a quarterly basis and submits a recommendation of the amount of the provision for loan losses to the Board of Directors of the Bank and of the Company each quarter.

Management makes various estimates and judgments about the collectibility of the loan portfolio and provides an allowance for potential losses based on a number of factors.  Impaired loans are measured at the estimated fair value of the collateral. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is adequate as of December 31, 2002.

Intangible Assets. The Company has a core deposit intangible asset that was originated in connection with the Bank's expansion through an acquisition of an established branch operation in 1997.  The acquisition did not meet the definition of a business combination in accordance with Statement No. 141.  As such, the Company continues to amortize the intangible asset related to the acquisition over a period of fifteen years.

Had management determined that this acquisition met the definition of a business combination, Statement No. 142 would have required the Company to evaluate the branch acquisition for impairment on an annual basis and record an impairment charge, if any, to earnings.

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for the Company's common stock:

  In recent years the Common Stock has traded sparsely. To the knowledge of management the price of each share has ranged in value as shown in the table. There is no established market for the Common Stock of the Company and it is unlikely that such a market for the shares will develop in the foreseeable future. Most of the transactions at the prices reported in the table are purchases by the Company pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provides that shares offered to the Company may be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the end of the month preceding the purchase. The applicable percentage was 205% of book value until March 27, 2001, and 210% of book value thereafter. The Board of Directors of the Company may consider changes in the applicable percentage at future meetings.

  The ability of the Company to pay dividends is subject to certain limitations. See "Stockholders' Equity" in Management's Discussion and Analysis.

As of March 1, 2003, the Company had 1,106 shareholders of record.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain unaudited results of operations for the periods indicated: